UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2008

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer           Pearson plc
of existing shares to which voting rights are            --------------------
attached(1):
-------------------------------
2. Reason for the notification (please tick the appropriate box or boxes)
--------------------------------------------                          -------
An acquisition or disposal of voting rights
--------------------------------------------                          -------
An acquisition or disposal of financial instruments which may result in
the acquisition of shares already issued to which voting rights are   -------
attached
--------------------------------------------
An event changing the breakdown of voting rights
--------------------------------------------                          -------
Other (please specify):
3. Full name of person(s) subject to the         Aviva plc & its subsidiaries
notification obligation(1):                              --------------------
-------------------------------

4. Full name of shareholder(s) (if different from 3.)(1):

Registered Holder:

BNY Norwich Union Nominees Limited        6,698,491*

BT Globenet Nominees Limited                  9,588*

Chase GA Group Nominees Limited          16,416,619*

Chase Nominees Limited                    1,493,577*

CUIM Nominee Limited                     4, 908,558*

Triodos SICAV I Values Equity Fund            6,000*

Vidacos Nominees Limited                    185,938*

* denotes direct interest

R C Greig Nominees Limited                    1,450

BONY Londres IIS                            189,893

Chase Nominees Limited                    3,315,555

CUIM Nominee Limited                        936,309

Delta Lloyd Institutionale
Sustainable Futures Fund                     54,000

Triodos Meerwaarde AandelenFonds             70,000

Triodos Meerwaarde Mixfonds                  12,000

Vidacos Nominees Limited                  6,137,615

                               --------------------

5. Date of the transaction (and date on which the  22 January 2008 threshold is crossed or reached if different)(1):  --------------------
-------------------------------
6. Date on which issuer notified:                  23 January 2008
-------------------------------                    --------------------
7. Threshold(s) that is/are crossed or reached:    4% to 5% change at Combined
-------------------------------                    Interest Level
                                                   --------------------

8. Notified details:
-------------------------------                    --------------------




A: Voting rights attached to shares
Class/type   Situation previous to the  Resulting situation after the triggering
of shares    Triggering transaction (1) transaction(1)
if possible
using the    Number of     Number of     Number of    Number of voting rights ix
ISIN CODE    Shares        Voting Rights shares
                           viii          Direct        Direct x      Indirect xi

Ordinary
Shares

GB0006776081  24,404,008    24,404,008    29,718,771    29,718,771    10,716,822

% of voting rights
  Direct   Indirect

3.68%       1.32%


B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of     Expiration Exercise/       Number of voting rights that may  % of
financial   date xiii  Conversion      be acquired if the instrument is  voting
instrument             Period/ Date    exercised/ converted.             rights
                       xiv
N/A

Total (A+B)
Number of voting rights                      % of voting rights
      40,435,593                                5.00%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
                                 See Section 4



Proxy Voting:
10. Name of the proxy holder:                                     See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional          Figures are based on a total number of voting rights of
information:            808,028,141.
14. Contact name:       Neil Whittaker
15. Contact
telephone
number:                 01603 684420


--------------------------





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 24 January 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary